SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d−1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d−2(a)

Under the Securities Exchange Act of 1934

Qihoo 360 Technology Co. Ltd.
(Name of Issuer)

Class A ordinary shares, par value US$0.001 per share
(Title of Class of Securities)

74734M109**
(CUSIP Number)

Hongyi Zhou

c/o Qihoo 360 Technology Co. Ltd.

Building #2, 6 Jiuxianqiao Road,

Chaoyang District, Beijing 100015

People's Republic of China

With a copy to:

David T. Zhang

Jesse Sheley

Kirkland & Ellis

26th Floor, Gloucester Tower

The Landmark

15 Queen’s Road, Central

Hong Kong

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d−1(e), 240.13d−1(f) or 240.13d−1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d−7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, every two representing three Class A ordinary shares, par value $0.001 per share.

CUSIP No. 74734M109	13D	Page 2 of 16 Pages

1		Names of Reporting Persons

Hongyi Zhou
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6		Citizenship or Place of Organization

People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
31,290,255
	8	Shared Voting Power
0
	9	Sole Dispositive Power
31,290,255
	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
31,290,255
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11)
17.4%(1)
14	Type of Reporting Person
IN

(1) As a percentage of 179,568,811 total outstanding issued Class A and Class B ordinary shares (other than treasury shares, which consisted of ordinary shares repurchased but un-cancelled and ordinary shares reserved for future issuance upon exercise of vested stock options) as of November 30, 2015, as disclosed by the Issuer (as defined below) in the Merger Agreement (as defined below). The voting power of the ordinary shares beneficially owned by the reporting person represents 42.4% of total outstanding voting power of all Class A and Class B ordinary shares.

CUSIP No. 74734M109	13D	Page 3 of 16 Pages

1		Names of Reporting Persons
Global Village Associates Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6		Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
31,177,755
	8	Shared Voting Power
0
	9	Sole Dispositive Power
31,177,755
	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
31,177,755
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11)
17.4%(1)
14	Type of Reporting Person
CO

(1) As a percentage of 179,568,811 total outstanding issued Class A and Class B ordinary shares (other than treasury shares, which consisted of ordinary shares repurchased but un-cancelled and ordinary shares reserved for future issuance upon exercise of vested stock options) as of November 30, 2015, as disclosed by the Issuer (as defined below) in the Merger Agreement (as defined below). The voting power of the ordinary shares beneficially owned by the reporting person represents 42.4% of total outstanding voting power of all Class A and Class B ordinary shares.

CUSIP No. 74734M109	13D	Page 4 of 16 Pages

1		Names of Reporting Persons
Fair Point International Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐
6		Citizenship or Place of Organization
British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
31,177,755
	8	Shared Voting Power
0
	9	Sole Dispositive Power
31,177,755
	10	Shared Dispositive Power
0

11	Aggregate Amount Beneficially Owned by Each Reporting Person
31,177,755
12	Check if the Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented By Amount In Row (11)
17.4%(1)
14	Type of Reporting Person
CO

(1) As a percentage of 179,568,811 total outstanding issued Class A and Class B ordinary shares (other than treasury shares, which consisted of ordinary shares repurchased but un-cancelled and ordinary shares reserved for future issuance upon exercise of vested stock options) as of November 30, 2015, as disclosed by the Issuer (as defined below) in the Merger Agreement (as defined below). The voting power of the ordinary shares beneficially owned by the reporting person represents 42.4% of total outstanding voting power of all Class A and Class B ordinary shares.

CUSIP No. 74734M109	13D	Page 5 of 16 Pages

Preamble

This Statement on Schedule 13D (this “Schedule 13D”) supersedes the Statement on Schedule 13G, as last amended by Amendment No. 3 on February 13, 2015, filed by Mr. Hongyi Zhou (the “Chairman”), Global Village Associates Limited (“Global Village”) and Fair Point International Limited (“Fair Point”) relating to Class A ordinary shares and Class B ordinary shares of Qihoo 360 Technology Co. Ltd. This Schedule 13D is being filed as a result of the events described in Item 4 below.

Item 1.          Security and Issuer.

The title and class of equity securities to which this Schedule 13D relates are the Class A ordinary shares (“Class A Shares”) and Class B ordinary shares (“Class B Shares”, together with Class A Shares, the “Ordinary Shares”), each par value US$0.001 per share, of Qihoo 360 Technology Co. Ltd., a Cayman Islands company (the “Issuer”). The address of the principal executive offices of the Issuer is 3/F, Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing 100015, the People’s Republic of China.

The rights of the holders of Class A Shares and Class B Shares are identical, except with respect to conversion rights and voting rights. Each Class B Share is convertible at the option of the holder into one Class A Share. Each Class B Share is entitled to five votes, whereas each Class A Share is entitled to one vote.

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, every two representing three Class A Shares, are listed on the New York Stock Exchange under the symbol “QIHU.”

Item 2.          Identity and Background.

(a) - (c), (f) This Statement is being filed by the Chairman, Global Village and Fair Point. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

The Chairman is currently resident in, and a citizen of, the People’s Republic of China. His principal occupation is as chief executive officer and chairman of the board of directors of the Issuer.  The business address of the Chairman is Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing, the People’s Republic of China.

Global Village is solely engaged in investment holdings. Its registered office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its executive offices are located at Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing, the People’s Republic of China. Global Village is a wholly-owned subsidiary of Fair Point and the Chairman is the sole executive officer of Global Village.

Fair Point is solely engaged in investment holdings. Its registered office is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands and its executive offices are located at Building #2, 6 Jiuxianqiao Road, Chaoyang District, Beijing, the People’s Republic of China. Fair Point is wholly-owned by a revocable trust constituted under the laws of Singapore with the Chairman and his wife as the settlers, the Chairman as investment manager with sole voting and dispositive power, and certain family members of the Chairman as the beneficiaries.

(d) - (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons entered into a Joint Filing Agreement on December 28, 2015 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1.

CUSIP No. 74734M109	13D	Page 6 of 16 Pages

Item 3.          Source and Amount of Funds or Other Consideration.

It is anticipated that, at the price per ADS or per Ordinary Share set forth in the Merger Agreement (as described in Item 4 below), approximately US$7.7 billion will be expended in acquiring (i) all of the outstanding Ordinary Shares other than Founder Securities (as defined in Item 4 below) and treasury shares, which consisted of ordinary shares repurchased but un-cancelled and ordinary shares reserved for future issuance upon exercise of vested stock options, and (ii) outstanding vested stock options in connection with the Merger (as defined in Item 4 below).

It is anticipated that the funding for the Merger will be provided by a combination of debt and equity financing. Equity financing will be provided by the Equity Investors (as defined in Item 4 below) pursuant to the terms of the Equity Commitment Letters (as defined in Item 4 below). Debt financing will be provided by China Merchants Bank Co., Ltd. (the “Lender”) in the form of certain credit facilities.

Item 4.          Purpose of Transaction.

On December 18, 2015, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Tianjin Qixin Zhicheng Technology Co., Ltd, a limited liability company incorporated under the laws of the PRC (“Holdco”), Tianjin Qixin Tongda Technology Co., Ltd., a limited liability company incorporated under the laws of the PRC (“Parent”), True Thrive Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Midco”), New Summit Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Merger Sub” and, together with Holdco, Parent and Midco, each a “Parent Party” and collectively the “Parent Parties”), Global Village Associated Limited, a British Virgin Islands company (“Global Village”), and Young Vision Group Limited, a British Virgin Islands company (“Young Vision” and, together with Global Village, the “Founder Securityholders”).

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly-owned subsidiary of Midco as a result of the Merger. At the effective time of the Merger (the “Effective Time”), each Ordinary Share (including Ordinary Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time, other than (a) Ordinary Shares owned by (or represented by ADSs which are owned by) any Parent Party or the Issuer (as treasury shares, if any), (b) Ordinary Shares reserved (but not yet allocated) by the Issuer for settlement upon exercise of stock options of the Issuer or by any direct or indirect wholly-owned subsidiary of any Parent Party or the Issuer, (c) Ordinary Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their right to dissent from the Merger under the Companies Law of the Cayman Islands (the “Dissenting Shares”), and (d)(i) 3,534 Class A Shares and 29,340,466 Class B Shares held by Global Village and (ii) 4,904,709 Class B Shares held by Young Vision ((i) and (ii) together, the “Founder Securities”) (Ordinary Shares described under (a) through (d) above are collectively referred to herein as the “Excluded Shares”), will be cancelled and cease to exist in exchange for the right to receive US$51.33 in cash without interest. For the avoidance of doubt, because each ADS represents 1 1/2 Class A Shares, each ADS that is issued and outstanding immediately prior to the Effective Time (other than ADSs that represent Excluded Shares) shall represent the right to surrender the ADS in exchange for $77.00 in cash without interest. The Excluded Shares other than Dissenting Shares will be cancelled for no consideration. The Dissenting Shares will be cancelled for their fair value determined in accordance with the Companies Law of the Cayman Islands. The Merger is subject to the approval of the Issuer’s shareholders and various other closing conditions.

Pursuant to the Merger Agreement, each Founder Securityholder has agreed (i) to vote all Ordinary Shares held or otherwise beneficially owned by it in favor of the authorization and approval of the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Merger, and (ii) to the cancellation of the Founder Securities held by it for no consideration.

CUSIP No. 74734M109	13D	Page 7 of 16 Pages

Concurrently with the execution of the Merger Agreement, each of the Founder Securityholders and CITIC Guoan Information Industry Co., Ltd. (中信国安信息产业股份有限公司), Shen Zhen Ping An Real Estate Investment Co., Ltd (深圳市平安置业投资有限公司), Sunshine Life Insurance Company Ltd. (阳光人寿保险股份有限公司), Taikang Life Insurance Co., Ltd. (泰康人寿保险股份有限公司), New China Capital International Management Limited (新华资本国际管理有限公司), Tai Ping Asset Management Co., Ltd. (太平资产管理有限公司), Jiangsu Huatai Ruilian M&A Fund (LLP) (江苏华泰瑞联并购基金 (有限合伙) ), Greenland Financial Holdings Group Co., Ltd. (绿地金融投资控股集团有限公司), SIP Oriza Chongyuan M&A Fund Partnership (Limited Partnership) (苏州工业园区元禾重元并购股权投资基金合伙企业(有限合伙)), Shanghai Sailing Merger and Acquisition Investment Fund Partnership (Limited Partnership) (上海赛领并购投资基金合伙企业 (有限合伙) ), Shanghai Sailing Boda Equity Investment Fund Partnership (Limited Partnership) (上海赛领博达股权投资基金合伙企业 (有限合伙) ), Fortune Fountain (Beijing) Holding Group Co., Ltd. (沣沅弘 (北京) 控股集团有限公司), Beijing ZGC Trinitas Venture Capital Investment Center (Limited Partnership) (北京中关村国盛创业投资中心 (有限合伙) ), Shanghai Mango Creative Equity Investment Fund (芒果文创 (上海) 股权投资基金合伙企业 (有限合伙) ), Qiancai NO.1 Equity Investment Limited Partnership Enterprise (千采壹号 (象山) 股权投资合伙企业 (有限合伙) ), Pearl River Life Insurance Co., Ltd. (珠江人寿保险股份有限公司), Hengdian Group Holdings Limited (横店集团控股有限公司), Jiangsu Gaoli Group (江苏高力集团有限公司), Minsheng Royal Asset Management Co., Ltd. (民生加银基金管理有限公司), CCB International Capital Management (Tianjin) Ltd. (建银国际资本管理 (天津) 有限公司), China Merchants Wealth Asset Management Co., Ltd. (招商财富资产管理有限公司), Huarong Ruize Investment Management Co., Ltd. (华融瑞泽投资管理有限公司), Beijing Sequoia Yi Yuan Equity Investment Center (Limited Partnership) (北京红杉懿远股权投资中心 (有限合伙) ), Golden Brick Silk Road Investment (Shenzhen) LLP (金砖丝路 (深圳) 股权投资合伙企业 (有限合伙) ), CICC Jiatai (Tianjin) Equity Investment Fund, L.P. (中金佳泰 (天津) 股权投资基金合伙企业 (有限合伙) ), Shanghai Huasheng Lingfei Equity Investment (Limited Partnership) (上海华晟领飞股权投资合伙企业 (有限合伙) ), BR Wiston Capital (宁波博睿维森股权投资合伙企业 (有限合伙) ), Yi Capital Qiyuan Fund, L.P. (宁波执一奇元股权投资中心 (有限合伙) ), Jiaxingyingfei Investment Center (Limited Partnership) (嘉兴英飞投资中心 (有限合伙) ), Jiaxing Yun Qi Internet Plus Venture Partners LLP (嘉兴云启网加创业投资合伙企业 (有限合伙) ), Ruipu Wenhua (Tianjin) Investment Center (Limited Partnership) (锐普文华 (天津) 投资中心 (有限合伙) ), Shanghai Trust Bridge Partners Investment Management LLC (上海挚信投资管理有限公司), LTW Chuanfu Investment (Shenzhen) LLP (朗泰传富投资 (深圳) 合伙企业 (有限合伙) ), Zhejiang Puhua Tianqin Equity Investment Management Co., Ltd. (浙江普华天勤股权投资管理有限公司), Tianjin Xinxin Qiyuan Investment Limited Partnership (天津信心奇缘股权投资合伙企业 (有限合伙) ) and Tianjin Xinxinsheng Investment Limited Partnership (天津欣新盛股权投资合伙企业 (有限合伙) ) (collectively, the “Equity Investors” and, together with the Founder Securityholders, the “Investors”) entered into an interim investors agreement with Holdco, Parent, Midco and Merger Sub (the “Interim Investors Agreement”), which would govern, among other matters, the actions of Holdco, Parent, Midco and Merger Sub and the relationship among the Investors with respect to the Merger Agreement and the Transactions.

Concurrently with the execution of the Merger Agreement, each of the Equity Investors entered into an equity commitment letter (collectively, the “Equity Commitment Letters”) with Holdco, Parent and the Issuer pursuant to which such Equity Investor undertook to make certain equity contributions (such Equity Investor’s “Equity Commitment”) to Holdco and Parent the proceeds of which will be used to fund the Transactions. In addition, concurrently with the execution of the Merger Agreement, each of the Equity Investors entered into an escrow agreement (the “Escrow Agreements”) with Parent and the Issuer pursuant to which each Equity Investor will deposit a percentage of its Equity Commitment with Parent as earnest money which will be applied toward the payment of certain of such Equity Investor’s obligations under the Interim Investors Agreement and such Equity Investor’s Equity Commitment Letter and Limited Guarantee.

Concurrently with the execution of the Merger Agreement, each of the Investors entered into a limited guarantee (each a “Limited Guarantee”) with Holdco, Parent and the Issuer to guarantee a portion of the Parent Parties’ obligation to pay the Parent Termination Fee (as defined under the Merger Agreement) and certain other payment obligations of the Parent Parties in relation to the financing for the Merger. In addition, concurrently with the execution of the Merger Agreement, Global Village entered into a limited guarantee (the “Global Village Guarantee”) in favor of the Issuer to guarantee the payment obligations of Tianjin Xinxin Qiyuan Investment Limited Partnership under its Equity Commitment Letter and Limited Guarantee.

Prior to the execution of the Merger Agreement, the Lender executed a debt commitment letter in favor of Holdco and a debt commitment letter in favor of Parent (collectively, the “Debt Commitment Letters”), pursuant to which the Lender has agreed, subject to the terms and conditions set forth therein, to make available to Holdco and Parent certain credit facilities immediately prior to the closing of the Transactions.

References to each of the Merger Agreement, the Interim Investors Agreement, the Equity Commitment Letters, the Escrow Agreements, the Limited Guarantees, the Global Village Guarantee and the Debt Commitment Letters in this Schedule 13D are qualified in their entirety by reference to such above-mentioned documents, as applicable, which are attached hereto as exhibits and incorporated herein by reference as if set forth in their entirety herein.

CUSIP No. 74734M109	13D	Page 8 of 16 Pages

If the Merger is completed, the ADSs would be delisted from the New York Stock Exchange, and the Issuer’s obligation to file periodic reports under the Exchange Act, would terminate. In addition, consummation of the Transactions could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the board of directors of the Issuer (as the surviving company in the Merger), and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company.

Item 5.          Interest in Securities of the Issuer.

(a) — (b) The following disclosure assumes that there are 136,911,908 Class A Shares (other than treasury shares, which consisted of ordinary shares repurchased but un-cancelled and ordinary shares reserved for future issuance upon exercise of vested stock options) and 42,656,903 Class B Shares (other than treasury shares) issued and outstanding as of November 30, 2015, as disclosed by the Issuer in the Merger Agreement.

With respect to each of the Reporting Persons, the cover pages of this Schedule 13D are incorporated herein by reference, as if set forth in their entirety.

By virtue of their actions in respect of the Merger as described herein, the Reporting Persons may be deemed to constitute a “group” with the Investors and/or their respective affiliates within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to beneficially own the Ordinary Shares beneficially owned by the members of the group as a whole; thus, the Reporting Persons may be deemed to beneficially own in the aggregate 31,290,255 Ordinary Shares (including Class A Shares represented by ADSs, and including stock options that vest within 60 days), which represents approximately 17.4% of the total outstanding Ordinary Shares (including Class A Shares represented by ADSs) and 42.4% of the voting power of the total outstanding Ordinary Shares (including Class A Shares represented by ADSs). Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of such shares held by each other Reporting Person.

(c) Except as set forth in Item 3 above and incorporated herein by reference, none of the Reporting Persons has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Items 3, 4 and 7 is hereby incorporated by reference into this Item 6. To the best knowledge of the Reporting Persons, except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.          Material to be Filed as Exhibits.

Exhibit 99.1                  Joint Filing Agreement, dated December 28, 2015 among the Chairman, Global Village and Fair Point

Exhibit 99.2                  Merger Agreement, incorporated by reference to Exhibit 99.2 to Form 6-K filed by the Issuer on December 18, 2015

Exhibit 99.3                  Equity Commitment Letter, dated December 18, 2015 among CITIC Guoan Information Industry Co., Ltd. (中信国安信息产业股份有限公司), Holdco, Parent, and the Company

CUSIP No. 74734M109	13D	Page 9 of 16 Pages

Exhibit 99.4                  Equity Commitment Letter, dated December 18, 2015 among Shen Zhen Ping An Real Estate Investment Co., Ltd. (深圳市平安置业投资有限公司), Holdco, Parent, and the Company

Exhibit 99.5                  Equity Commitment Letter, dated December 18, 2015 among Sunshine Life Insurance Company Ltd. (阳光人寿保险股份有限公司), Holdco, Parent, and the Company

Exhibit 99.6                  Equity Commitment Letter, dated December 18, 2015 among Taikang Life Insurance Co., Ltd. (泰康人寿保险股份有限公司), Holdco, Parent, and the Company

Exhibit 99.7                  Equity Commitment Letter, dated December 18, 2015 among New China Capital International Management Limited (新华资本国际管理有限公司), Holdco, Parent, and the Company

Exhibit 99.8                  Equity Commitment Letter, dated December 18, 2015 among Tai Ping Asset Management Co., Ltd. (太平资产管理有限公司), Holdco, Parent, and the Company

Exhibit 99.9                 Equity Commitment Letter, dated December 18, 2015 among Jiangsu Huatai Ruilian M&A Fund (LLP) (江苏华泰瑞联并购基金 (有限合伙) ), Holdco, Parent, and the Company

Exhibit 99.10                Equity Commitment Letter, dated December 18, 2015 among Greenland Financial Holdings Group Co., Ltd. (绿地金融投资控股集团有限公司), Holdco, Parent, and the Company

Exhibit 99.11                Equity Commitment Letter, dated December 18, 2015 among SIP Oriza Chongyuan M&A Fund Partnership (Limited Partnership) (苏州工业园区元禾重元并购股权投资基金合伙企业(有限合伙)), Holdco, Parent, and the Company

Exhibit 99.12                Equity Commitment Letter, dated December 18, 2015 among Shanghai Sailing Merger and Acquisition Investment Fund Partnership (Limited Partnership) (上海赛领并购投资基金合伙企业 (有限合伙) ), Holdco, Parent, and the Company

Exhibit 99.13                Equity Commitment Letter, dated December 18, 2015 among Shanghai Sailing Boda Equity Investment Fund Partnership (Limited Partnership) (上海赛领博达股权投资基金合伙企业 (有限合伙) ), Holdco, Parent, and the Company

Exhibit 99.14                Equity Commitment Letter, dated December 18, 2015 among Fortune Fountain (Beijing) Holding Group Co., Ltd. (沣沅弘 (北京) 控股集团有限公司), Holdco, Parent, and the Company

Exhibit 99.15                Equity Commitment Letter, dated December 18, 2015 among Beijing ZGC Trinitas Venture Capital Investment Center (Limited Partnership) (北京中关村国盛创业投资中心 (有限合伙) ), Holdco, Parent, and the Company

Exhibit 99.16                Equity Commitment Letter, dated December 18, 2015 among Shanghai Mango Creative Equity Investment Fund (芒果文创 (上海) 股权投资基金合伙企业 (有限合伙) ), Holdco, Parent, and the Company

Exhibit 99.17                Equity Commitment Letter, dated December 18, 2015 among Qiancai NO.1 Equity Investment Limited Partnership Enterprise (千采壹号 (象山) 股权投资合伙企业 (有限合伙) ), Holdco, Parent, and the Company

Exhibit 99.18                Equity Commitment Letter, dated December 18, 2015 among Pearl River Life Insurance Co., Ltd. (珠江人寿保险股份有限公司), Holdco, Parent, and the Company

Exhibit 99.19                Equity Commitment Letter, dated December 18, 2015 among Hengdian Group Holdings Limited (横店集团控股有限公司), Holdco, Parent, and the Company

Exhibit 99.20                Equity Commitment Letter, dated December 18, 2015 among Jiangsu Gaoli Group (江苏高力集团有限公司), Holdco, Parent, and the Company

CUSIP No. 74734M109	13D	Page 10 of 16 Pages

Exhibit 99.21                Equity Commitment Letter, dated December 18, 2015 among Minsheng Royal Asset Management Co., Ltd. (民生加银基金管理有限公司), Holdco, Parent, and the Company

Exhibit 99.22                Equity Commitment Letter, dated December 18, 2015 among CCB International Capital Management (Tianjin) Ltd. (建银国际资本管理 (天津) 有限公司), Holdco, Parent, and the Company

Exhibit 99.23                Equity Commitment Letter, dated December 18, 2015 among China Merchants Wealth Asset Management Co., Ltd. (招商财富资产管理有限公司), Holdco, Parent, and the Company

Exhibit 99.24                Equity Commitment Letter, dated December 18, 2015 among Huarong Ruize Investment Management Co., Ltd. (华融瑞泽投资管理有限公司), Holdco, Parent, and the Company

Exhibit 99.25                Equity Commitment Letter, dated December 18, 2015 among Beijing Sequoia Yi Yuan Equity Investment Center (Limited Partnership) (北京红杉懿远股权投资中心 (有限合伙) ), Holdco, Parent, and the Company

Exhibit 99.26                Equity Commitment Letter, dated December 18, 2015 among Golden Brick Silk Road Investment (Shenzhen) LLP (金砖丝路 (深圳) 股权投资合伙企业 (有限合伙) ), Holdco, Parent, and the Company

Exhibit 99.27                Equity Commitment Letter, dated December 18, 2015 among CICC Jiatai (Tianjin) Equity Investment Fund, L.P. (中金佳泰 (天津) 股权投资基金合伙企业 (有限合伙) ), Holdco, Parent, and the Company

Exhibit 99.28                Equity Commitment Letter, dated December 18, 2015 among Shanghai Huasheng Lingfei Equity Investment (Limited Partnership) (上海华晟领飞股权投资合伙企业 (有限合伙) ), Holdco, Parent, and the Company

Exhibit 99.29                Equity Commitment Letter, dated December 18, 2015 among BR Wiston Capital (宁波博睿维森股权投资合伙企业 (有限合伙) ), Holdco, Parent, and the Company

Exhibit 99.30                Equity Commitment Letter, dated December 18, 2015 among Yi Capital Qiyuan Fund, L.P. (宁波执一奇元股权投资中心 (有限合伙) ), Holdco, Parent, and the Company

Exhibit 99.31                Equity Commitment Letter, dated December 18, 2015 among Jiaxingyingfei Investment Center (Limited Partnership) (嘉兴英飞投资中心 (有限合伙) ), Holdco, Parent, and the Company

Exhibit 99.32                Equity Commitment Letter, dated December 18, 2015 among Jiaxing Yun Qi Internet Plus Venture Partners LLP (嘉兴云启网加创业投资合伙企业 (有限合伙) ), Holdco, Parent, and the Company

Exhibit 99.33                Equity Commitment Letter, dated December 18, 2015 among Ruipu Wenhua (Tianjin) Investment Center (Limited Partnership) (锐普文华 (天津) 投资中心 (有限合伙) ), Holdco, Parent, and the Company

Exhibit 99.34                Equity Commitment Letter, dated December 18, 2015 among Shanghai Trust Bridge Partners Investment Management LLC (上海挚信投资管理有限公司), Holdco, Parent, and the Company

Exhibit 99.35                Equity Commitment Letter, dated December 18, 2015 among LTW Chuanfu Investment (Shenzhen) LLP (朗泰传富投资 (深圳) 合伙企业 (有限合伙) ), Holdco, Parent, and the Company

Exhibit 99.36                Equity Commitment Letter, dated December 18, 2015 among Zhejiang Puhua Tianqin Equity Investment Management Co., Ltd. (浙江普华天勤股权投资管理有限公司), Holdco, Parent, and the Company

CUSIP No. 74734M109	13D	Page 11 of 16 Pages

Exhibit 99.37                Equity Commitment Letter, dated December 18, 2015 among Tianjin Xinxin Qiyuan Investment Limited Partnership (天津信心奇缘股权投资合伙企业 (有限合伙) ), Holdco, Parent, and the Company

Exhibit 99.38                Equity Commitment Letter, dated December 18, 2015 among Tianjin Xinxinsheng Investment Limited Partnership (天津欣新盛股权投资合伙企业 (有限合伙) ), Holdco, Parent, and the Company

Exhibit 99.39                Escrow Agreement, dated December 18, 2015 among CITIC Guoan Information Industry Co., Ltd. (中信国安信息产业股份有限公司), Parent, and the Company

Exhibit 99.40                Escrow Agreement, dated December 18, 2015 among Shen Zhen Ping An Real Estate Investment Co., Ltd. (深圳市平安置业投资有限公司), Parent, and the Company

Exhibit 99.41                Escrow Agreement, dated December 18, 2015 among Sunshine Life Insurance Company Ltd. (阳光人寿保险股份有限公司), Parent, and the Company

Exhibit 99.42                Escrow Agreement, dated December 18, 2015 among Taikang Life Insurance Co., Ltd. (泰康人寿保险股份有限公司), Parent, and the Company

Exhibit 99.43                Escrow Agreement, dated December 18, 2015 among New China Capital International Management Limited (新华资本国际管理有限公司), Parent, and the Company

Exhibit 99.44                Escrow Agreement, dated December 18, 2015 among Tai Ping Asset Management Co., Ltd. (太平资产管理有限公司), Parent, and the Company

Exhibit 99.45                Escrow Agreement, dated December 18, 2015 among Jiangsu Huatai Ruilian M&A Fund (LLP) (江苏华泰瑞联并购基金 (有限合伙) ), Parent, and the Company

Exhibit 99.46                Escrow Agreement, dated December 18, 2015 among Greenland Financial Holdings Group Co., Ltd. (绿地金融投资控股集团有限公司), Parent, and the Company

Exhibit 99.47                Escrow Agreement, dated December 18, 2015 among SIP Oriza Chongyuan M&A Fund Partnership (Limited Partnership) (苏州工业园区元禾重元并购股权投资基金合伙企业(有限合伙)), Parent, and the Company

Exhibit 99.48                Escrow Agreement, dated December 18, 2015 among Shanghai Sailing Merger and Acquisition Investment Fund Partnership (Limited Partnership) (上海赛领并购投资基金合伙企业 (有限合伙) ), Parent, and the Company

Exhibit 99.49                Escrow Agreement, dated December 18, 2015 among Shanghai Sailing Boda Equity Investment Fund Partnership (Limited Partnership) (上海赛领博达股权投资基金合伙企业 (有限合伙) ), Parent, and the Company

Exhibit 99.50                Escrow Agreement, dated December 18, 2015 among Fortune Fountain (Beijing) Holding Group Co., Ltd. (沣沅弘 (北京) 控股集团有限公司), Parent, and the Company

Exhibit 99.51                Escrow Agreement, dated December 18, 2015 among Beijing ZGC Trinitas Venture Capital Investment Center (Limited Partnership) (北京中关村国盛创业投资中心 (有限合伙) ), Parent, and the Company

Exhibit 99.52                Escrow Agreement, dated December 18, 2015 among Shanghai Mango Creative Equity Investment Fund (芒果文创 (上海) 股权投资基金合伙企业 (有限合伙) ), Parent, and the Company

Exhibit 99.53                Escrow Agreement, dated December 18, 2015 among Qiancai NO.1 Equity Investment Limited Partnership Enterprise (千采壹号 (象山) 股权投资合伙企业 (有限合伙) ), Parent, and the Company

CUSIP No. 74734M109	13D	Page 12 of 16 Pages

Exhibit 99.54                Escrow Agreement, dated December 18, 2015 among Pearl River Life Insurance Co., Ltd. (珠江人寿保险股份有限公司), Parent, and the Company

Exhibit 99.55                Escrow Agreement, dated December 18, 2015 among Hengdian Group Holdings Limited (横店集团控股有限公司), Parent, and the Company

Exhibit 99.56                Escrow Agreement, dated December 18, 2015 among Jiangsu Gaoli Group (江苏高力集团有限公司), Parent, and the Company

Exhibit 99.57                Escrow Agreement, dated December 18, 2015 among Minsheng Royal Asset Management Co., Ltd. (民生加银基金管理有限公司), Parent, and the Company

Exhibit 99.58                Escrow Agreement, dated December 18, 2015 among CCB International Capital Management (Tianjin) Ltd. (建银国际资本管理 (天津) 有限公司), Parent, and the Company

Exhibit 99.59                Escrow Agreement, dated December 18, 2015 among China Merchants Wealth Asset Management Co., Ltd. (招商财富资产管理有限公司), Parent, and the Company

Exhibit 99.60                Escrow Agreement, dated December 18, 2015 among Huarong Ruize Investment Management Co., Ltd. (华融瑞泽投资管理有限公司), Parent, and the Company

Exhibit 99.61                Escrow Agreement, dated December 18, 2015 among Beijing Sequoia Yi Yuan Equity Investment Center (Limited Partnership) (北京红杉懿远股权投资中心 (有限合伙) ), Parent, and the Company

Exhibit 99.62                Escrow Agreement, dated December 18, 2015 among Golden Brick Silk Road Investment (Shenzhen) LLP (金砖丝路 (深圳) 股权投资合伙企业 (有限合伙) ), Parent, and the Company

Exhibit 99.63                Escrow Agreement, dated December 18, 2015 among CICC Jiatai (Tianjin) Equity Investment Fund, L.P. (中金佳泰 (天津) 股权投资基金合伙企业 (有限合伙) ), Parent, and the Company

Exhibit 99.64                Escrow Agreement, dated December 18, 2015 among Shanghai Huasheng Lingfei Equity Investment (Limited Partnership) (上海华晟领飞股权投资合伙企业 (有限合伙) ), Parent, and the Company

Exhibit 99.65                Escrow Agreement, dated December 18, 2015 among BR Wiston Capital (宁波博睿维森股权投资合伙企业 (有限合伙) ), Parent, and the Company

Exhibit 99.66                Escrow Agreement, dated December 18, 2015 among Yi Capital Qiyuan Fund, L.P. (宁波执一奇元股权投资中心 (有限合伙) ), Parent, and the Company

Exhibit 99.67                Escrow Agreement, dated December 18, 2015 among Jiaxingyingfei Investment Center (Limited Partnership) (嘉兴英飞投资中心 (有限合伙) ), Parent, and the Company

Exhibit 99.68                Escrow Agreement, dated December 18, 2015 among Jiaxing Yun Qi Internet Plus Venture Partners LLP (嘉兴云启网加创业投资合伙企业 (有限合伙) ), Parent, and the Company

Exhibit 99.69                Escrow Agreement, dated December 18, 2015 among Ruipu Wenhua (Tianjin) Investment Center (Limited Partnership) (锐普文华 (天津) 投资中心 (有限合伙) ), Parent, and the Company

Exhibit 99.70                Escrow Agreement, dated December 18, 2015 among Shanghai Trust Bridge Partners Investment Management LLC (上海挚信投资管理有限公司), Parent, and the Company

Exhibit 99.71                Escrow Agreement, dated December 18, 2015 among LTW Chuanfu Investment (Shenzhen) LLP (朗泰传富投资 (深圳) 合伙企业 (有限合伙) ), Parent, and the Company

CUSIP No. 74734M109	13D	Page 13 of 16 Pages

Exhibit 99.72                Escrow Agreement, dated December 18, 2015 among Zhejiang Puhua Tianqin Equity Investment Management Co., Ltd. (浙江普华天勤股权投资管理有限公司), Parent, and the Company

Exhibit 99.73                Escrow Agreement, dated December 18, 2015 among Tianjin Xinxin Qiyuan Investment Limited Partnership (天津信心奇缘股权投资合伙企业 (有限合伙) ), Parent, and the Company

Exhibit 99.74                Escrow Agreement, dated December 18, 2015 among Tianjin Xinxinsheng Investment Limited Partnership (天津欣新盛股权投资合伙企业 (有限合伙) ), Parent, and the Company

Exhibit 99.75                Interim Investors Agreement

Exhibit 99.76                Limited Guarantee, dated December 18, 2015 between CITIC Guoan Information Industry Co., Ltd. (中信国安信息产业股份有限公司) and the Company

Exhibit 99.77                Limited Guarantee, dated December 18, 2015 between Shen Zhen Ping An Real Estate Investment Co., Ltd. (深圳市平安置业投资有限公司) and the Company

Exhibit 99.78                Limited Guarantee, dated December 18, 2015 between Sunshine Life Insurance Company Ltd. (阳光人寿保险股份有限公司) and the Company

Exhibit 99.79                Limited Guarantee, dated December 18, 2015 between Taikang Life Insurance Co., Ltd. (泰康人寿保险股份有限公司) and the Company

Exhibit 99.80                Limited Guarantee, dated December 18, 2015 between New China Capital International Management Limited (新华资本国际管理有限公司) and the Company

Exhibit 99.81                Limited Guarantee, dated December 18, 2015 between Tai Ping Asset Management Co., Ltd. (太平资产管理有限公司) and the Company

Exhibit 99.82                Limited Guarantee, dated December 18, 2015 between Jiangsu Huatai Ruilian M&A Fund (LLP) (江苏华泰瑞联并购基金 (有限合伙) ) and the Company

Exhibit 99.83                Limited Guarantee, dated December 18, 2015 between Greenland Financial Holdings Group Co., Ltd. (绿地金融投资控股集团有限公司) and the Company

Exhibit 99.84                Limited Guarantee, dated December 18, 2015 between SIP Oriza Chongyuan M&A Fund Partnership (Limited Partnership) (苏州工业园区元禾重元并购股权投资基金合伙企业(有限合伙)) and the Company

Exhibit 99.85                Limited Guarantee, dated December 18, 2015 between Shanghai Sailing Merger and Acquisition Investment Fund Partnership (Limited Partnership) (上海赛领并购投资基金合伙企业 (有限合伙) ) and the Company

Exhibit 99.86                Limited Guarantee, dated December 18, 2015 between Shanghai Sailing Boda Equity Investment Fund Partnership (Limited Partnership) (上海赛领博达股权投资基金合伙企业 (有限合伙) ) and the Company

Exhibit 99.87                Limited Guarantee, dated December 18, 2015 between Fortune Fountain (Beijing) Holding Group Co., Ltd. (沣沅弘 (北京) 控股集团有限公司) and the Company

Exhibit 99.88                Limited Guarantee, dated December 18, 2015 between Beijing ZGC Trinitas Venture Capital Investment Center (Limited Partnership) (北京中关村国盛创业投资中心 (有限合伙) ) and the Company

Exhibit 99.89                Limited Guarantee, dated December 18, 2015 between Shanghai Mango Creative Equity Investment Fund (芒果文创 (上海) 股权投资基金合伙企业 (有限合伙) ) and the Company

CUSIP No. 74734M109	13D	Page 14 of 16 Pages

Exhibit 99.90                Limited Guarantee, dated December 18, 2015 between Qiancai NO.1 Equity Investment Limited Partnership Enterprise (千采壹号 (象山) 股权投资合伙企业 (有限合伙) ) and the Company

Exhibit 99.91                Limited Guarantee, dated December 18, 2015 between Pearl River Life Insurance Co., Ltd. (珠江人寿保险股份有限公司) and the Company

Exhibit 99.92                Limited Guarantee, dated December 18, 2015 between Hengdian Group Holdings Limited (横店集团控股有限公司) and the Company

Exhibit 99.93                Limited Guarantee, dated December 18, 2015 between Jiangsu Gaoli Group (江苏高力集团有限公司) and the Company

Exhibit 99.94                Limited Guarantee, dated December 18, 2015 between Minsheng Royal Asset Management Co., Ltd. (民生加银基金管理有限公司) and the Company

Exhibit 99.95                Limited Guarantee, dated December 18, 2015 between CCB International Capital Management (Tianjin) Ltd. (建银国际资本管理 (天津) 有限公司) and the Company

Exhibit 99.96                Limited Guarantee, dated December 18, 2015 between China Merchants Wealth Asset Management Co., Ltd. (招商财富资产管理有限公司) and the Company

Exhibit 99.97                Limited Guarantee, dated December 18, 2015 between Huarong Ruize Investment Management Co., Ltd. (华融瑞泽投资管理有限公司) and the Company

Exhibit 99.98                Limited Guarantee, dated December 18, 2015 between Beijing Sequoia Yi Yuan Equity Investment Center (Limited Partnership) (北京红杉懿远股权投资中心 (有限合伙) ) and the Company

Exhibit 99.99               Limited Guarantee, dated December 18, 2015 between Golden Brick Silk Road Investment (Shenzhen) LLP (金砖丝路 (深圳) 股权投资合伙企业 (有限合伙) ) and the Company

Exhibit 99.100              Limited Guarantee, dated December 18, 2015 between CICC Jiatai (Tianjin) Equity Investment Fund, L.P. (中金佳泰 (天津) 股权投资基金合伙企业 (有限合伙) ) and the Company

Exhibit 99.101              Limited Guarantee, dated December 18, 2015 between Shanghai Huasheng Lingfei Equity Investment (Limited Partnership) (上海华晟领飞股权投资合伙企业 (有限合伙) ) and the Company

Exhibit 99.102              Limited Guarantee, dated December 18, 2015 between BR Wiston Capital (宁波博睿维森股权投资合伙企业 (有限合伙) ) and the Company

Exhibit 99.103              Limited Guarantee, dated December 18, 2015 between Yi Capital Qiyuan Fund, L.P. (宁波执一奇元股权投资中心 (有限合伙) ) and the Company

Exhibit 99.104              Limited Guarantee, dated December 18, 2015 between Jiaxingyingfei Investment Center (Limited Partnership) (嘉兴英飞投资中心 (有限合伙) ) and the Company

Exhibit 99.105              Limited Guarantee, dated December 18, 2015 between Jiaxing Yun Qi Internet Plus Venture Partners LLP (嘉兴云启网加创业投资合伙企业 (有限合伙) ) and the Company

Exhibit 99.106              Limited Guarantee, dated December 18, 2015 between Ruipu Wenhua (Tianjin) Investment Center (Limited Partnership) (锐普文华 (天津) 投资中心 (有限合伙) ) and the Company

Exhibit 99.107              Limited Guarantee, dated December 18, 2015 between Shanghai Trust Bridge Partners Investment Management LLC (上海挚信投资管理有限公司) and the Company

Exhibit 99.108              Limited Guarantee, dated December 18, 2015 between LTW Chuanfu Investment (Shenzhen) LLP (朗泰传富投资 (深圳) 合伙企业 (有限合伙) ) and the Company

CUSIP No. 74734M109	13D	Page 15 of 16 Pages

Exhibit 99.109              Limited Guarantee, dated December 18, 2015 between Zhejiang Puhua Tianqin Equity Investment Management Co., Ltd. (浙江普华天勤股权投资管理有限公司) and the Company

Exhibit 99.110              Limited Guarantee, dated December 18, 2015 between Tianjin Xinxin Qiyuan Investment Limited Partnership (天津信心奇缘股权投资合伙企业 (有限合伙) ) and the Company

Exhibit 99.111              Limited Guarantee, dated December 18, 2015 between Tianjin Xinxinsheng Investment Limited Partnership (天津欣新盛股权投资合伙企业 (有限合伙) ) and the Company

Exhibit 99.112              Limited Guarantee, dated December 18, 2015 between Global Village and the Company

Exhibit 99.113              Limited Guarantee, dated December 18, 2015 between Young Vision and the Company

Exhibit 99.114              Global Village Guarantee

Exhibit 99.115              Debt Commitment Letter, dated December 18, 2015 among China Merchants Bank Co., Ltd.  (招商银行股份有限公司) , as Mandated Lead Arranger, China Merchants Bank Co., Ltd.  (招商银行股份有限公司) , as Underwriter, and Holdco

Exhibit 99.116              Debt Commitment Letter, dated December 18, 2015 among China Merchants Bank Co., Ltd.  (招商银行股份有限公司) , as Mandated Lead Arranger, China Merchants Bank Co., Ltd.  (招商银行股份有限公司) , as Underwriter, and Parent

CUSIP No. 74734M109	13D	Page 16 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2015

Hongyi Zhou

/s/ Hongyi Zhou

Global Village Associates limited

By:	/s/ Huan Hu
Name: Huan Hu
Title: Director

Fair point international Limited

By:	/s/ Hongyi Zhou
Name: Hongyi Zhou
Title: Director

[Signature Page to 13D]